 SEC Form 4/A
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Hanna, James S. (Last) (First) (Middle) 5858 NE 87th Avenue (Street) Portland, OR 97220-0000 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol YoCream International, Inc. YOCM 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) April 2002 5. If Amendment, Date of Original (Month/Year) 5/10/2002
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

           X          Director              X          10% Owner
                        Officer                             Other

Officer/Other
Description
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
      Joint/Group Filing

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock	10/01/2001	M4 |	5,000 | A | $1.870		D
Common Stock	04/22/2002	S |	600 | D | $6.040		D
Common Stock	04/22/2002	S |	400 | D | $5.940	232,680	D
Common Stock				8,915	I	By Spouse

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

Hanna, James S. - April 2002
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Non-Qualified Stock Option (right to buy)	$4.000				(1) | 08/31/2003	Common Stock - 15,000		15,000	D
Non-Qualified Stock Option (right to buy)	$4.000				05/15/2000 | 10/31/2004	Common Stock - 6,000		6,000	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	/s/ Cliff E. Spencer________________________________ 06-14-2002 ** Signature of Reporting Person Date Cliff E. Spencer, Attorney-in-Fact for James S. Hanna Page 2 SEC 1474 (3-99)

Hanna, James S. - April 2002
Form 4 (continued)
FOOTNOTE Descriptions for YoCream International, Inc. YOCM

Form 4 - April 2002

James S. Hanna
5858 NE 87th Avenue

Portland, OR 97220-0000
Explanation of responses:

(1)   Option vests 5,000 shares on 9/14/99; 5,000 shares on 9/14/00; and 5,000 shares on 9/14/01.